SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

First Phase of BEYOND Program Suggests MS Patients Benefit From Higher Betaferon® Dose

Berlin, April 30, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that early results from the first phase of the multiple sclerosis (MS) BEYOND program show that a new, higher dose of Betaferon® (interferon beta-1b, marketed as Betaseron® in the United States) for subcutaneous injection may have a positive effect in relapsing-remitting MS patients, compared to the standard Betaferon® dose. The data – the first efficacy outcomes from the BEYOND study – were presented at the 56th Annual Meeting of the American Academy of Neurology in San Francisco.

“These first data support our conviction that a higher dose of Betaferon® could exert even greater therapeutic benefits for MS patients than known from any other drug on the market today,” said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics of the Schering Group. “With the BEYOND program we underline our commitment to offer effective treatment options for the patient and to open new perspectives in MS therapy.”

The BEYOND (Betaferon® Efficacy Yielding Outcomes of a New Dose) program is an ongoing multinational, Phase III trial and one of the largest MS studies ever, involving more than 2,000 patients. The study will compare the relative efficacy of Betaferon® 500 mcg every other day, Betaferon® 250 mcg every other day, and glatiramer acetate (Copaxone®) 20 mg administered subcutaneously every day in patients with relapsing-remitting MS. In September 2003, Schering announced safety and tolerability results from the first phase of the program, which showed that both the standard, currently approved Betaferon® dose (250 mcg) and the new double dose of Betaferon® (500 mcg) were well tolerated, with no new or unpredictable side effects.

Additional information

This double-blind, randomized, parallel group study was part of the first phase of the BEYOND program (designed to access safety and tolerability) in which 71 relapsing-remitting MS patients with no previous treatment were randomized to receive either Betaferon® 250 mcg or Betaferon® 500 mcg for at least 12 weeks.

Patients in both groups increased their dose of Betaferon® during the first six to 12 weeks and maintained at the target dose for the duration of the study. Patients experiencing adverse events were allowed to reduce their dose. In keeping with other large-scale clinical trials, an Independent Data and Safety Monitoring Board (IDSMB) reviewed pre-planned interim and final outcomes and advised on their findings.

The MRI results indicated that the Betaferon®-500-mcg-treated group showed greater median percentage change from baseline in T2-weighted lesion number at 12 weeks, suggesting a trend toward a greater treatment effect compared to Betaferon® 250 mcg (-6.9 % for Betaferon® 500 mcg vs. -1.8% for Betaferon® 250 mcg). In addition, the mean number of active lesions decreased 90% on the 500 mcg dose and 70% on the 250 mcg dose.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_Okane@berlex.com

Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: April 30, 2004